Exhibit 99.1

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports Third Quarter 2013 Results

Strong operating margins continue with cash flow from operations of $25.7 million

Toronto, Ontario (October 31, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended September 30, 2013 and reviewed its operating, exploration and development activities.

“Production of 43,000 ounces in the third quarter of 2013 was consistent with our expectations and total cash costs of $491 per ounce and all-in sustaining costs of $810 per ounce were in line with guidance and remain among the lowest in the industry. The gold price continued to trend lower in the third quarter; however, with our low cost structure we continue to generate strong margins with operating cash flow of $25.7 million. Our strong performance year to date with production of 151,000 ounces at total cash costs of $461 per ounce has us well positioned to meet our 2013 production guidance of between 180,000 and 200,000 ounces of gold at total cash costs of between $500 and $520 per ounce of gold sold,” said John A. McCluskey, President and Chief Executive Officer.

“The third quarter was marked by several significant accomplishments with respect to our development pipeline. We received EIA approval for our Kirazl project, advancing it one step closer to initial production. We also completed the acquisitions of Esperanza and Orsa, significantly enhancing our peer leading and fully funded growth profile, while preserving our enviable position in the industry with a very strong balance sheet,” Mr. McCluskey added.

Third Quarter 2013 Highlights

Financial Performance

•	Sold 48,000 ounces of gold at an average realized price of $1,329 per ounce for quarterly revenues of $63.8 million

•	Generated cash from operating activities before changes in non-cash working capital of $26.4 million ($0.21 per basic share); after changes in non-cash working capital of $25.7 million ($0.20 per basic share)

•	Recognized quarterly earnings of $9.2 million ($0.07 per basic share)

•	Ended the third quarter with cash and cash equivalents and short-term investments of $433.7 million, and working capital of $460.1 million

•	Completed the acquisition of Esperanza for net cash consideration of $44.7 million and the issuance of 7.2 million share purchase warrants (“warrants”) with a five-year term and an exercise price of CAD$29.48

•	Completed the acquisition of Orsa for cash consideration of $3.4 million

•	Announced a semi-annual dividend of US$0.10 per common share payable on October 31, 2013. The Company has paid a total of $71.1 million in dividends to shareholders over the past four years

TRADING SYMBOL : TSX : AGI    NYSE : AGI

Operational Performance

•	Produced 43,000 ounces of gold, consistent with production in the third quarter of 2012

•	Achieved record average crusher throughput of 18,000 tonnes per day (“tpd”), above the Company’s annual guidance of 17,500 tpd for the fourth consecutive quarter

•	Reported costs within annual guidance in all categories, including cash operating costs (exclusive of the 5% royalty) of $434 per ounce of gold sold, total cash costs (including royalties) of $491 per ounce of gold sold, all-in sustaining costs of $810 per ounce of gold sold, and all-in costs of $970 per ounce of gold sold

•	Received the approval of the Environmental Impact Assessment (“EIA”) report for the Kirazl project in Turkey. In addition, the EIA for the Ağ Dağ project has progressed to the final stage of the approval process

•	Obtained environmental approval from the Mexican government for development of the El Victor and San Carlos deposits in Mexico

Subsequent to quarter-end:

•	On October 18, 2013, the Mexican House of Representatives approved amendments to the tax reform bill proposed by the President of Mexico in early September. On October 29, 2013, the Tax Commission of the Senate approved the tax reform bill, and it is expected to be effective January 1, 2014. The tax reform will increase the Company’s tax burden in Mexico. The Company is in the process of evaluating and quantifying this impact.

	Q3 2013	Q3 2012	Change (#)	Change (%)

Ounces produced	43,000	43,500	(500)	(1%)
Ounces sold	48,000	43,255	4,745	11%

Operating Revenues (000)	$63,811	$71,281	($7,470)	(11%)
Earnings before income taxes (000)	$15,010	$36,815	($21,805)	(59%)
Earnings (000)	$9,249	$25,895	($16,646)	(64%)
Earnings per share (basic)	$0.07	$0.22	($0.15)	(68%)

Cash flow from operating activities before changes in non-cash working capital (000)	$26,362	$38,222	($11,860)	(31%)
Cash flow from operating activities (000)	$25,697	$34,901	($9,204)	(26%)

Cash and short-term investments (000) (2)	$433,658	$353,710	$79,948	23%

Realized gold price per ounce	$1,329	$1,648	($319)	(19%)
Total cash cost per ounce (1)	$491	$440	$51	12%
All-in sustaining cost per ounce (1)	$810	$717	$93	13%
All-in cost per ounce (1)	$970	$927	$53	5%

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at September 30, 2013 and December 31, 2012

2 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

Third Quarter 2013 Financial Results

The Company generated strong cash from operating activities in the third quarter of 2013, despite a substantial drop in the price of gold. Cash from operating activities before changes in non-cash working capital in the third quarter of 2013 of $26.4 million ($0.21 per share) decreased 31% relative to the same period of 2012 as a result of lower gold prices and higher cash costs. After changes in non-cash working capital, cash provided by operating activities dropped to $25.7 million from $34.9 million in the third quarter of the prior year.

Earnings before income taxes in the third quarter of 2013 were $15.0 million or $0.12 per basic share, compared to $36.8 million or $0.31 per basic share in the third quarter of 2012. On an after-tax basis, earnings in the third quarter of 2013 of $9.2 million, or $0.07 per basic share, decreased 64% over the comparable period of 2012 as a result of lower realized gold prices, increased corporate and administrative costs, increased amortization costs and a higher effective tax rate.

Capital expenditures in the third quarter of 2013 totalled $13.1 million. Sustaining capital spending in Mexico in the third quarter of 2013 of $5.1 million consisted of $1.7 million for component changes on mobile equipment, $1.0 million for mobile equipment, $0.9 million for improvements to the camp at Mulatos, and $1.5 million invested in other smaller capital projects.

In addition, the Company invested $5.2 million in Mexico focused on development of the road to the El Victor and San Carlos deposits; continued development activities at the Escondida Deep portal; and capitalized exploration. The Company also invested $2.8 million in development projects in Turkey, focused on exploration, engineering and permitting work.

Key financial highlights for the three and nine months ended September 30, 2013 and 2012 are presented at the end of this release in Table 1. The unaudited interim consolidated statements of financial position, comprehensive income, and cash flows for the three and nine months ended September 30, 2013 and 2012 are presented at the end of this release in Table 2.

Third Quarter 2013 Operating Results

Gold production of 43,000 ounces in the third quarter of 2013 decreased marginally compared to 43,500 ounces in the third quarter of 2012. On a year to date basis, gold production increased 14% to 151,000 ounces relative to 2012. Gold production in the third quarter of 2013 was consistent with the third quarter of 2012, as the 31% decrease in the grade of ore stacked and milled was offset by an 18% increase in throughput and a 21% higher recovery ratio.

Crusher throughput in the third quarter of 2013 averaged 18,000 tpd, 18% higher than 15,200 tpd in the same period of last year. Despite the rainy season, the Company was able to achieve record quarterly throughput. During the third quarter of 2013, mill throughput continued to meet budgeted levels of 500 tpd.

The grade of the crushed ore stacked on the leach pad in the third quarter of 2013 of 0.99 g/t Au was in line with the full year budgeted grade of 0.98 g/t Au, and lower than the grade in the third quarter of 2012 of 1.25 g/t Au. On a year-to-date basis, the grade of crushed ore stacked on the leach pad is 1.11 g/t Au, well above the full year budgeted grade of 0.98 g/t Au.

3 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

The grade of the Escondida high-grade zone mined and milled in the third quarter of 2013 was 6.73 g/t Au, below the Company’s full year budgeted average grade of 11 g/t Au. The lower grade milled in the third quarter was the result of a change to the mine plan in order to accelerate access to the Escondida Deep portal. On a project-to-date basis, the grade of ore mined and milled from the Escondida high-grade zone is 10.54 g/t Au. The Company expects to have sufficient Escondida high-grade zone reserves to continue processing until the end of the first quarter of 2014 based on current throughput, at which point the Escondida Deep zone is expected to provide additional feed to continue mill production to the end of the second quarter of 2014. The Company intends to transition to processing high grade from the San Carlos zone once the Escondida Deep zone has been depleted.

The reconciliation of mined blocks to the block model for the Global Mulatos Pit, including Escondida, for the quarter ended September 30, 2013 was +20%, -12 % and +6% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the Mulatos project-to-date reconciliation is +4%, +6%, and +9% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

The recovery ratio in the third quarter was 70%, a substantial improvement from 58% in the third quarter of 2012. On a year to date basis in 2013, the recovery ratio of 74% is just below the Company’s budget of 75%.

Cash operating costs (exclusive of the 5% royalty) of $434 per ounce of gold sold in the third quarter of 2013 were within the Company’s annual guidance of $415 to $435 per ounce. On a year-to-date basis, cash operating costs are $389 per ounce. Cash operating costs were 21% higher compared with costs reported in the third quarter of 2012 as a result of lower grades of ore stacked and milled, as well as higher input costs, including labour, cyanide and diesel, partially offset by a higher recovery ratio. Including the 5% royalty, total cash costs were $491 per ounce of gold sold in the third quarter of 2013.

Key operational metrics and production statistics for the third quarter and year to date in 2013 compared to the same periods of 2012 are presented in Table 3 at the end of this press release.

Turkey Developments

In August 2013, the Company received an EIA Positive Decision Certificate for Kirazl from the Ministry of the Environment and Urbanization. The EIA for Ağ Dağ has been submitted and is currently under review. The Company is now awaiting forestry and operating permits from the Federal and Provincial levels of the Turkish government. Assuming all permits are received in the fourth quarter of 2013, the Company anticipates first production from Kirazl in the first half of 2015.

Acquisition of Esperanza

On August 30, 2013, the Company completed the acquisition of Esperanza, and its 100%-owned Esperanza gold project located in Morelos State, Mexico.

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TRADING SYMBOL : TSX : AGI    NYSE : AGI

The Company paid net cash of $44.7 million and issued an aggregate of 7.2 million warrants in total consideration for Esperanza. In addition, a third party has a 3% royalty on production from the Esperanza gold project. The total purchase price was $88.1 million, which includes the fair value ascribed to the warrants of $21.7 million and transaction costs of $0.7 million.

The Company acquired the Esperanza gold project given its relatively low capital intensity, potential for low cash costs and low technical risks, and its potential to increase production in Mexico by over 50%. The Company is working towards resubmission of an EIA report and intends to prepare an internal feasibility study to further support development of the project.

Acquisition of Orsa

On September 13, 2013, the Company completed the acquisition of Orsa, and its right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada.

The Company paid $3.5 million, including transaction costs of $0.1 million. As part of the acquisition of Orsa, the Company inherited an option agreement with Seabridge Gold Inc. (“Seabridge”) whereby the Company has the option to earn a 100% interest in the Quartz Mountain Property (“Quartz Mountain”) and a 50% joint venture interest in the adjacent Angel’s Camp Gold Property. Both properties are located in Lake County, southern Oregon on the northern extension of the Basin and Range Province of Nevada. Both properties are subject to underlying royalties.

Under the terms of the agreements, the Company made a payment of CAD$2 million to Seabridge on October 23, 2013 and is required to pay an additional CAD$3 million on completion of a compliant feasibility study and a positive production decision. Further, an additional payment of CAD$15 million or a 2% net smelter return royalty is payable on successful permitting of the project.

Mexican Tax Reform

On September 8, 2013, the Executive Branch of the Mexican government presented its 2014 Tax Reform bill to Congress with a proposed effective date of January 1, 2014. On October 18, 2013, the Chamber of Deputies (Lower House of Congress) approved the bill with certain amendments. On October 29, 2013, the Tax Commission of the Senate (Upper House of Congress) approved the tax reform bill and final Senate approval is expected shortly.

There are a number of significant changes in the tax reform that will impact the Company effective January 1, 2014. Specifically, a 7.5% royalty calculated based on earnings before interest, taxes, depreciation and amortization is expected to be imposed. In addition, a 0.5% additional royalty calculated based on revenues would be levied. Further, the planned corporate tax rate reductions to 29% in 2014 and 28% thereafter would be repealed and the tax rate will remain at 30%. In addition, a 10% withholding tax on dividend distributions has been proposed. Other aspects of the proposed tax reform will impact the Company as well. These changes to the Federal Tax Code are significant and, if enacted, are expected to increase the Company’s tax burden in Mexico. The Company is in the process of evaluating and quantifying this impact.

5 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

Third Quarter 2013 Exploration Update

Total exploration expenditures in the third quarter of 2013 were $4.0 million. At Mulatos, total exploration spending was $2.9 million, which included $0.9 million of drilling costs at San Carlos and infill drilling at Mulatos, which were capitalized and $2.0 million of drilling costs at East Estrella, El Realito and Puerto del Aire (“PdA”), and administration costs, which were expensed. Total exploration spending in Turkey was $0.4 million, of which $0.3 million was capitalized. Further, $0.7 million of spending at the Esperanza gold project was capitalized as development costs in the third quarter. These costs were primarily related to the collection of baseline study data to support resubmission of the EIA.

Exploration – Mulatos

Exploration expenditures in Mexico in the third quarter of 2013 totalled $2.9 million. The Company completed 17,447 metres (“m”) of reverse circulation (“RC”) and core drilling in 95 holes in the third quarter. The primary focus in the third quarter was on continuing infill and step-out drilling programs at East Estrella, Escondida Deep, and continued directional drilling at San Carlos on the Northeast Extension. Overall, five drill rigs were active during the third quarter.

East Estrella

Exploration drilling directly east of the southeast wall of the Mulatos pit continued through the quarter. A new target in the East Estrella area was recently identified by work in the hanging wall of the fault that bounds the mineral resource. This new target is an area of shallow gold mineralization directly to the northeast of the mineral resource.

Escondida Deep

The current work program at Escondida Deep is focused on additional infill definition drilling that will be used for purposes of underground mine planning. Historical drilling at Escondida Deep was RC, and widely spaced, therefore there was no definitive mapping to ascertain the location of fault zones. The current work program is being done in advance of underground testing in order to better define the mineralized high-grade zone.

Puerto del Aire (“PdA”)

The work program on PdA is focused on following up on, and delineating higher-grade zones of gold mineralization under the post-mineral cover rocks. PdA is a high-grade underground target because of the thickness of overlying strata on the mineralized host rock.

El Realito

Work to date in 2013 at El Realito has focused on completing infill definition drilling on the known higher-grade mineralization in the southwestern portion of the main zone. Information to date shows that there is variability in the oxide gold mineralization, therefore close spaced drilling is being performed based upon historical drilling results. Additional drilling is required on this open pit target due to the oxide nature of the gold mineralization.

6 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

San Carlos

Drilling at San Carlos was limited until the end of the rainy season. High-grade intercepts have been encountered up to 500 m from the existing open pit boundary. This extension of San Carlos provides excellent potential for adding high-grade underground ounces in close proximity to planned infrastructure. Drill progress has been relatively slow at San Carlos due to the complexity associated with directional drilling deep, deviating holes that have to be steered to the target.

Outlook

The Company produced 151,000 ounces in the nine months ended September 30, 2013 and remains on track to meet its full year 2013 production guidance of between 180,000 and 200,000 ounces of gold at an average total cash cost of between $500 and $520 per ounce of gold sold. Factoring in exploration spending, corporate and administrative costs, share based compensation and sustaining capital costs, the Company expects all-in sustaining cost per ounce to average between $785 and $825 in 2013.

In the third quarter of 2013, the gold price continued its decline averaging $1,326 for the quarter, a 6% decrease from the average price in the second quarter and a 20% drop since the start of the year. Alamos’ disciplined approach to growth and continuous improvement initiatives has consistently resulted in industry-leading operating costs, positioning the Company to generate strong operating margins even in a lower gold price environment. As a result, the current downturn in the gold price has had a limited impact on the Company’s current operating and development plans, and has created opportunities for the Company to acquire projects that meet its acquisition criteria.

In Mexico, the Company is focused on maintaining strong crusher throughput in order to achieve budgeted 2013 production. The Escondida high-grade deposit is expected to continue to provide high grade mill feed until early 2014, at which point the Escondida Deep zone will be accessed to provide mill feed for an additional quarter. The Company received the permits and began development of the El Victor and San Carlos deposit areas in the third quarter of 2013, with the anticipation of processing high grade from San Carlos in mid-2014. The current focus of exploration at Mulatos is on delineating additional high-grade mineral reserves to continue to provide mill feed beyond the life of the Escondida high-grade deposit.

With the completion of the Esperanza and Orsa acquisitions, the Company has grown its development pipeline substantially. The Esperanza gold project has the potential to grow production in Mexico by more than 50%, or nearly 30% on a consolidated basis. The Company will work on revising the EIA report for planned resubmission with a construction decision to follow in 2015.

In Turkey, the Kirazl EIA was approved in August 2013 and the Company continues to pursue its forestry and operating permits. Provided these permits are in place prior to 2013 year-end, the Company anticipates production from Kirazl in the first half of 2015. Further, the EIA for Ağ Dağ , the Company’s second late-stage development project in Turkey, has advanced to the final stages of the approval process.

The Company ended the quarter with approximately $434 million in cash and short-term investments, over $460 million in working capital and no debt. The Company pays a substantial dividend and has a share buyback program in place. Alamos’ financial strength and flexibility and low cost operating structure provide it with the ability to aggressively pursue its capital allocation plans, including future organic growth and acquisitions.

7 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three and nine month periods ended September 30, 2013 and September 30, 2012 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Reminder of Third Quarter 2013 Results Conference Call

The Company’s senior management will host a conference call on Thursday, October 31, 2013 at 12:00 pm ET to discuss the third quarter 2013 financial results and update operating, exploration, and development activities.

Participants may join the conference call by dialling (416) 340-2220 or (866) 226-1799 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until November 14, 2013 by dialling (905) 694-9451 or (800) 408- 3053 within Canada and the United States. The pass code is 8457270. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 600 people and is committed to the highest standards of sustainable development. Alamos has approximately $420 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of October 29, 2013, Alamos had 127,708,988 common shares outstanding (139,581,054 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Manager, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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TRADING SYMBOL : TSX : AGI    NYSE : AGI

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

9 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Cash flow from operating activities – IFRS (000)	$25,697	$34,901	$71,540	$114,279
Changes in non-cash working capital (000)	665	3,321	29,001	10,732

Cash flow from operating activities before changes in non-cash working capital (000)	$26,362	$38,222	$100,541	$125,011

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period.

The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Mining and processing costs – IFRS (000)	$20,855	$15,519	$60,618	$46,688
Inventory adjustments and period costs (000)	453	3,831	974	3,659

Total cost (000)	$21,308	$19,350	$61,592	$50,347
Tonnes Ore stacked / milled (000)	1,656.9	1,394.1	4,868.9	4,174.7

Total cost per tonne of ore	$12.86	$13.88	$12.65	$12.06

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

10 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Mining and processing costs – IFRS (000)	$20,855	$15,519	$60,618	$46,688
Divided by: Gold ounces sold	48,000	43,255	156,000	135,000

Total Cash operating costs per ounce	$434	$359	$389	$346

Mining and processing costs – IFRS (000)	$20,855	$15,519	$60,618	$46,688
Royalties – IFRS (000)	2,707	3,495	11,370	11,156

Total Cash costs (000)	$23,562	$19,014	$71,988	$57,844
Divided by: Gold ounces sold	48,000	43,255	156,000	135,000

Total Cash costs per ounce	$491	$440	$461	$428

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Mining and processing costs (000)	$20,855	$15,519	$60,618	$46,688
Royalties (000)	2,707	3,495	11,370	11,156
Corporate and administration (000) (1)	3,735	2,744	15,904	8,292
Share-based compensation (000)	3,524	2,830	3,944	6,758
Exploration costs (000) (2)	2,762	2,244	7,530	6,544
Reclamation cost accretion (000)	212	117	688	373
Sustaining capital expenditures (000)	5,058	4,063	13,648	11,914

	$38,853	$31,012	$113,702	$91,725
Divided by: Gold ounces sold	48,000	43,255	156,000	135,000

All-in sustaining cost per ounce	$810	$717	$729	$679

(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

(v)	All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

11 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
All-in sustaining cost (above)	$38,853	$31,012	$113,702	$91,725
Add: Development and expansion capital (000)	6,892	6,026	22,607	20,853
Add: Turkey / other exploration (000)	483	2,490	2,728	6,221
Add: Turkey G&A (000)	336	552	1,385	1,127

	46,564	40,080	140,422	119,926
Divided by: Gold ounces sold	48,000	43,255	156,000	135,000

All-in cost per ounce	$970	$927	$900	$888

(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense.

12 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

Table 1: Financial Highlights

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)	$26,362	$38,222	$100,541	$125,011

Changes in non-cash working capital	($665)	($3,321)	($29,001)	($10,732)

Cash provided by operating activities (000)	$25,697	$34,901	$71,540	$114,279

Earnings before income taxes (000)	$15,010	$36,815	$72,877	$114,982
Earnings (000)	$9,249	$25,895	$44,066	$80,050
Earnings per share
- basic	$0.07	$0.22	$0.35	$0.67
- diluted	$0.07	$0.21	$0.35	$0.66

Comprehensive income (000)	$8,960	$25,585	$44,841	$79,160
Weighted average number of common shares outstanding
- basic	127,445,000	120,062,000	127,215,000	119,548,000
- diluted	127,752,000	120,915,000	127,393,000	120,627,000
Assets (000) (3)			$907,041	$753,856

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at September 30, 2013 and December 31, 2012.

13 | ALAMOS GOLD INC

TRADING SYMBOL : SX : AGI    NYSE : AGI

Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive

Income, and Cash Flows

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	September 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	$429,970	$306,056
Short-term investments	3,688	47,654
Available-for-sale securities	2,820	10,340
Amounts receivable	10,565	7,647
Advances and prepaid expenses	13,454	3,207
Other financial assets	624	1,118
Inventory	41,907	42,046

Total Current Assets	503,028	418,068

Non-Current Assets
Other non-current assets	2,326	1,058
Exploration and evaluation assets	208,467	127,015
Mineral property, plant and equipment	193,220	207,715

Total Assets	$907,041	$753,856

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$26,541	$24,874
Dividends payable	12,770	—
Income taxes payable	3,612	15,497

Total Current Liabilities	42,923	40,371

Non-Current Liabilities
Deferred income taxes	32,565	38,365
Decommissioning liability	13,789	13,934
Other liabilities	569	714

Total Liabilities	89,846	93,384

EQUITY
Share capital	$510,473	$393,752
Warrants	21,667	—
Contributed surplus	23,406	22,606
Accumulated other comprehensive loss	(289)	(1,064)
Retained earnings	261,938	245,178

Total Equity	817,195	660,472

Total Liabilities and Equity	$907,041	$753,856

14 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
OPERATING REVENUES	$63,811	$71,281	$228,356	$222,426

MINE OPERATING COSTS
Mining and processing	20,855	15,519	60,618	46,688
Royalties	2,707	3,495	11,370	11,156
Amortization	15,845	12,106	45,241	32,563

	39,407	31,120	117,229	90,407

EARNINGS FROM MINE OPERATIONS	24,404	40,161	111,127	132,019

EXPENSES
Exploration	2,105	729	4,277	5,040
Corporate and administrative	4,071	3,296	17,289	9,419
Share-based compensation	3,524	2,830	3,944	6,758

	9,700	6,855	25,510	21,217

EARNINGS FROM OPERATIONS	14,704	33,306	85,617	110,802

OTHER INCOME (EXPENSES)
Finance income	1,016	731	2,334	2,444
Financing expense	(212)	(121)	(688)	(388)
Foreign exchange (loss) gain	(431)	2,263	(7,395)	847
Other (loss) income	(67)	636	(6,991)	1,277

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	15,010	36,815	72,877	114,982

INCOME TAXES
Current tax expense	(8,186)	(11,035)	(34,611)	(26,347)
Deferred tax recovery (expense)	2,425	115	5,800	(8,585)

EARNINGS FOR THE PERIOD	$9,249	$25,895	$44,066	$80,050

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
- Unrealized loss on securities	(289)	(798)	(1,893)	(1,285)
- Reclassification of realized losses (gains) on available-for-sale securities included in earnings	—	488	2,668	395

COMPREHENSIVE INCOME FOR THE PERIOD	$8,960	$25,585	$44,841	$79,160

EARNINGS PER SHARE
– basic	$0.07	$0.22	$0.35	$0.67
– diluted	$0.07	$0.21	$0.35	$0.66
Weighted average number of common shares outstanding
- basic	127,445,000	120,062,000	127,215,000	119,548,000
- diluted	127,752,000	120,915,000	127,393,000	120,627,000

15 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	$9,249	$25,895	$44,066	$80,050
Adjustments for items not involving cash:
Amortization	15,845	12,106	45,241	32,563
Financing expense	212	121	688	388
Unrealized foreign exchange loss (gain)	41	(1,878)	5,037	(2,074)
Deferred tax (recovery) expense	(2,425)	(115)	(5,800)	8,585
Share-based compensation	3,524	2,830	3,944	6,758
Loss (gain) on sale of securities	—	(426)	6,840	(930)
Other	(84)	(311)	525	(329)
Changes in non-cash working capital:
Fair value of forward contracts	(856)	150	—	150
Amounts receivable	(4,815)	(4,915)	(15,501)	(14,723)
Inventory	(1,384)	(5,492)	(4,725)	(9,020)
Advances and prepaid expenses	2,975	610	(9,081)	(417)
Accounts payable and accrued liabilities, and income taxes payable	3,415	6,326	306	13,278

	25,697	34,901	71,540	114,279

INVESTING ACTIVITIES
Sales of securities	—	2,947	111,116	6,285
Short-term investments (net)	(3,688)	15,436	43,966	23,219
Contractor advances	(1,055)	—	(1,055)	—
Acquisition of Esperanza	(44,663)	—	(44,663)	—
Acquisition of Orsa	(3,403)	—	(3,403)	—
Exploration and evaluation assets	(3,444)	(5,939)	(15,517)	(11,254)
Mineral property, plant and equipment	(9,622)	(8,156)	(26,720)	(29,304)

	(65,875)	4,288	63,724	(11,054)

FINANCING ACTIVITIES
Common shares issued	3,901	9,931	4,883	24,432
Shares repurchased and cancelled	—	—	(2,624)	—
Dividends paid	—	—	(12,749)	(11,950)

	3,901	9,931	(10,490)	12,482

Effect of exchange rates on cash and cash equivalents	(165)	1,724	(860)	1,864

Net increase (decrease) in cash and cash equivalents	(36,442)	50,844	123,914	117,571
Cash and cash equivalents - beginning of the period	466,412	236,198	306,056	169,471

CASH AND CASH EQUIVALENTS - END OF PERIOD	$429,970	$287,042	$429,970	$287,042

16 | ALAMOS GOLD INC

TRADING SYMBOL : TSX : AGI    NYSE : AGI

Table 3: Production Summary & Statistics (1)

Production summary	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Ounces produced (1)	43,000	43,500	151,000	132,200

Crushed ore stacked on leach pad (tonnes) (2)	1,610,000	1,345,000	4,730,400	4,056,000
Grade (g/t Au)	0.99	1.25	1.11	1.19

Contained ounces stacked	51,300	54,000	169,300	155,200

Crushed ore milled (tonnes)	46,900	49,100	138,500	118,700
Grade (g/t Au)	6.73	13.25	8.08	11.67

Contained ounces milled	10,200	20,900	36,000	44,500

Recovery ratio (ratio of total ounces produced to contained ounces stacked and milled)	70%	58%	74%	66%

Total ore mined (tonnes)	1,777,000	1,399,000	5,186,000	4,167,000
Waste mined (tonnes)	992,000	750,000	2,601,000	2,538,000

Total mined (tonnes)	2,769,000	2,149,000	7,787,000	6,705,000

Waste-to-ore ratio	0.56	0.54	0.50	0.61

Ore crushed per day (tonnes) – combined	18,000	15,200	17,800	15,200

(1)	Reported gold production for Q3 2012 and YTD 2012 has been adjusted to reflect final refinery settlement. Reported gold production for Q3 2013 and YTD 2013 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period, which are included within the number of tonnes of crushed ore milled.

17 | ALAMOS GOLD INC